The China Fund, Inc.
c/o State Street Bank and Trust Company
100 Summer Street, Mail Code SUM0703
Boston, MA 02111

VIA EDGAR CORRESPONDENCE

November 22, 2016

Securities and Exchange Commission
Dave Manion
100 F Street, N.E.
Washington, DC 20549-4720
Attention: Office of Filings, Information & Consumer Services

Re:	The China Fund, Inc. (the “Fund”)
File No. 811-05749

Dear Mr. Manion:

This letter responds to the comments provided by the Securities and Exchange Commission (the “SEC”) by telephone on October 25, 2016 to the Fund’s Annual Report for the year ended October 31, 2015 (the “Annual Report”).

Comment 1: The Fund booked a liability of $2,001,458 related to capital gains taxes paid related to investments in equity-linked securities. Please explain the accounting treatment of this liability.

Response: The Fund booked a liability of $2,001,458 related to the reimbursement of capital gains taxes paid by a broker (Citigroup) related to the sale of China A-Share investments that underlied the Fund’s investments in equity linked securities.

The accounting treatment was a current year reduction in realized long term capital gain.

Comment 2: The Statement of Financial Accounting Standards No. 5 requires contingent liabilities like the one identified in Comment 1 to be determined using a reasonable and probable standard. Explain what additional information was received by the Fund to cause this liability to be reduced from $2,001,458 in the Annual Report to $400,029 in the Fund’s Semi-Annual Report for the period ended April 30, 2016 (“Semi-Annual Report”).

Response: The liability of $2,001,458 referenced in the Annual Report and the liability of $400,029 referenced in the Semi-Annual Report are separate and unrelated. On January 13, 2016 the Fund booked a liability of $400,029 related to the reimbursement of capital gains taxes paid by a broker (Credit Lyonnais) related to the sale of China A-Share investments that underlied the Fund’s investments in equity linked securities.

Comment 3:  Explain the impact of the liabilities identified in Comment 1 and Comment 2 to the Fund’s financial results and how the reduction of the liability from $2,001,458 to $400,029 will affect the Fund’s annual report for the period ending October 31, 2016. Include in your analysis where the liabilities were recorded and the liabilities’ impact to the Fund’s net asset value (“NAV”).

Response: The impact of the liability referenced in Comment 1 was a $0.13 per share reduction in NAV on October 30, 2015. The impact of this liability was disclosed in the Annual Report. The impact of the liability referenced in Comment 2 was a reduction in the NAV of $0.03 per share on January 13, 2016. The liability in Comment 2 was incurred during the current fiscal year, was disclosed in the Semi-Annual Report and will be disclosed in a similar manner in the Fund’s annual report for the year ended October 31, 2016.

Comment 4: Confirm whether any distributions have been paid by the Fund for any period after January 6, 2016. For any distributions paid for any period after January 6, 2016, post a Rule 19a-1 Distribution Notice on the Fund’s website.

Response: The Fund has paid no distributions since January 6, 2016.

We trust the foregoing is responsive to your comments. Please contact me at (617) 662-1504 if you have any questions regarding the foregoing.

Regards,

/s/ Brian F. Link
Brian F. Link
Secretary of the Fund

Cc:	Leonard Mackey, Esq. – Clifford Chance US LLP
Joe O. Rogers – Chairman of the Board
Gary French – Chairman of the Audit Committee
Monique Labbe – Treasurer of the Fund